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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19989



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 AND ENDING 6/30/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALT BECKER & ASSOCIATES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5380 N. FRESNO STREET, SUITE 105
(No. and Street)

FRESNO	CA	93710-6847
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WALTER J. BECKER (559) 224-7677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DRITSAS, GROOM, MCCORMICK & SWANTON, LLP
(Name – *if individual, state last, first, middle name*)

7576 N. INGRAM AVE., SUITE 102	FRESNO	CA	93711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WALTER J. BECKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALT BECKER & ASSOCIATES, INC., as of JUNE 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of FRESNO

Subscribed and sworn to (or affirmed) before me on this 25 day of AUGUST, 20 05, by WALTER J. BECKER

Personally known to me ~~or proved to me on the basis of satisfactory evidence~~ to be the person(~~s~~) who appeared before me.

Signature


LOREN G. LEWIS
COMM. #1430589
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires July 14, 2007

WALT BECKER & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended
June 30, 2005 and 2004

with

INDEPENDENT AUDITORS' REPORT



Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying statements of financial condition of Walt Becker & Associates, Inc. as of June 30, 2005 and 2004, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walt Becker & Associates, Inc. as of June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

August 4, 2005

Dritsas, Groom, McCormick & Swanton

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	$ 27,754	$ 20,296
Accounts receivable, trade	11,814	10,765
Prepaid expenses	3,407	5,638
Notes receivable, stockholder (Note 2)	114,642	135,651
Income tax refund receivable	-0-	4,903
Total current assets	157,617	177,253
EQUIPMENT AND IMPROVEMENTS		
Furniture and equipment	52,736	52,736
Leasehold improvements	13,601	13,601
	66,337	66,337
Less accumulated depreciation	61,169	59,451
Net equipment and improvements	5,168	6,886
OTHER ASSETS		
Deferred income tax (Note 4)	6,174	1,521
TOTAL ASSETS	$ 168,959	$ 185,660

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2005 and 2004

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable, trade	$ 3,231	$ 2,447
Payroll taxes payable	1,964	1,921
Commissions payable	5,814	5,875
Contract payable	1,246	3,476
Total current liabilities	12,255	13,719
LONG TERM LIABILITIES		
Deferred income taxes (Note 4)	0-	-0-
Total long-term liabilities	-0-	-0-
Total liabilities	12,255	13,719
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 500,000 shares authorized; 15,000 shares issued and outstanding	15,000	15,000
Additional paid in capital	28,939	28,939
Retained earnings	112,765	128,002
Total stockholder's equity	156,704	171,941
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 168,959	$ 185,660

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF INCOME

Years Ended June 30, 2005 and 2004

	2005	2004
INCOME		
Tax deferred annuities	$ 26,911	$ 22,803
Insurance	712	6,365
Syndications and others	204,403	147,112
Advisory fees	11,105	16,128
Variable annuities	83,259	98,658
	326,390	291,066
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	350,697	326,752
Loss from operations	(24,307)	(35,686)
OTHER INCOME (EXPENSE)		
Interest income	5,217	8,701
Income before income taxes	(19,090)	(26,985)
PROVISION FOR INCOME TAXES (BENEFIT) (Note 4)	(3,853)	(5,706)
NET LOSS	$ (15,237)	$ (21,279)

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (15,237)	$ (21,279)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes	(4,653)	(1,603)
Depreciation	1,718	1,511
(Increase) decrease in accounts receivable, trade	(1,049)	1,579
(Increase) decrease in accounts receivable, employee	-0-	586
Decrease in prepaid expenses	2,231	2
(Increase) decrease in income tax refund receivable	4,903	(3,828)
Increase in accounts payable, trade	784	880
Increase in payroll taxes payable	43	465
Increase (decrease) in commissions payable	(61)	781
Increase (decrease) in contracts payable	(2,230)	436
Net cash used in operating activities	(13,551)	(20,470)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans made to stockholder	(201,291)	(216,727)
Collections on stockholder notes	222,300	215,812
Purchase of furniture and equipment	-0-	(2,241)
Net cash provided by (used in) investing activities	21,009	(3,156)
NET INCREASE (DECREASE) IN CASH	7,458	(23,626)
CASH AT BEGINNING OF YEAR	20,296	43,922
CASH AT END OF YEAR	$ 27,754	$ 20,296
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -0-	$ -0-
Income taxes paid	$ 800	$ 800

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended June 30, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2003	15,000	28,939	149,281	193,220
Net loss	-0-	-0-	(21,279)	(21,279)
Balance, June 30, 2004	15,000	28,939	128,002	171,941
Net loss			(15,237)	(15,237)
Balance, June 30, 2005	$ 15,000	$ 28,939	$ 112,765	$ 156,704

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2005 and 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity

Walt Becker & Associates, Inc. is principally engaged in the sale of insurance, tax deferred annuities and tax shelter syndications to individuals predominately in the central San Joaquin Valley.

The Company shares common ownership with Fresno Financial Services, Inc., a California Corporation. Fresno Financial Services, Inc. provides investment advising services to clients referred by the Company. Fresno Financial is in the process of dissolving its operations and client accounts have been transferred to an outside service for investment advising services. Walt Becker and Associates, Inc. receives commissions from the investment advising service based on the value of client accounts as of a specific date.

Accounts receivable

The Company's accounts receivable represents commissions receivable from various insurance and investment companies. Commissions on new investments are based on a percentage of the amount invested by the Company's clients, and are remitted to the Company within 7-90 days after investment. Commissions on managed funds are based on a percentage of the client's account balance as of an annual renewal date and are remitted to the Company within 60 days of renewal. Due to the nature of the Company's receivables, the risk of non-collection is minimal; therefore, an allowance for doubtful accounts is not included in these financial statements.

Certain accounts receivable are not allowable for purposes of calculating excess net capital. Non-allowable accounts receivable consist of 12B-1 fees receivable. At June 30, 2005, non-allowable accounts receivable totaled $2,875.

Equipment and improvements

Equipment and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets.

Cash equivalents

For the purpose of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was $3,180 and $3,207 for the years ended June 30, 2005 and 2004, respectively.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2005 and 2004

NOTE 2 - NOTES RECEIVABLE, STOCKHOLDER

The notes receivable from stockholder represent amounts due from Walter J. Becker, sole stockholder of the Corporation. The notes are unsecured and due on demand. Interest accrued at the rate of 4% per annum.

NOTE 3 - COMMITMENTS

The Company rents office space on a month-to-month basis. Rent expense for the office space was $35,915 for each of the years ended June 30, 2005 and 2004.

The Company had a five-year lease for office equipment that expired February 2004. In November 2004, the Company signed a new five-year lease agreement that expires November 2009. Rent expense for the office equipment was $2,124 and $2,090 for the years ended June 30, 2005 and 2004.

The following is a schedule of future minimum rental payments under the equipment lease:

2005	$ 2,194
2006	2,194
2007	2,194
2008	2,194
2009	2,011

NOTE 4 – INCOME TAXES

The components of income tax expense (benefit) at June 30, 2005 and 2004 consisted of the following:

	2005	2004
Current:		
Federal	$ -0-	$ (4,903)
State	800	800
	800	(4,103)
Deferred:		
Federal	(2,615)	(34)
State	(2,038)	(1,569)
	(4,653)	(1,603)
	$ (3,853)	$ (5,706)

See independent auditors' report.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2005 and 2004

NOTE 4 – INCOME TAXES (CONTINUED)

The net deferred tax asset (liability) in the accompanying balance sheets at June 30, 2005 and 2004 include the following amounts of deferred tax assets and liabilities:

	2005	2004
Deferred tax asset	$ 6,938	$ 2,427
Deferred tax liability	(764)	(906)
	$ 6,174	$ 1,521

The Company's deferred tax liability results from differences in depreciation methods used for tax and financial statement purposes. The deferred tax asset results from the carryforward of contributions and net operating losses available to offset future taxable income, expiring as follows:

Expires June 30	Net Operating Federal	Loss Carryover State
2013		$ 7,098
2014		24,222
2015		15,193
2025	$ 15,993	



Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying financial statements of Walt Becker & Associates, Inc. as of and for the years ended June 30, 2005 and 2004, and have issued our report thereon dated August 4, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 4, 2005

Dritsas Groom McCormick & Swanton

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2005 and 2004

SCHEDULE I
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2005	2004
Advertising	$ 3,180	$ 3,207
Automobile	3,667	4,431
Commissions	177,432	153,849
Contributions	600	600
Depreciation	1,718	1,511
Dues and subscriptions	1,930	4,941
Equipment lease	2,889	2,091
Insurance	14,811	12,413
Janitorial	1,440	1,440
Legal and accounting	7,873	9,410
Miscellaneous	421	275
Office supplies	5,876	6,598
Payroll taxes	5,212	5,260
Postage and shipping charges	3,863	2,967
Property tax expense	174	142
Rent	37,367	37,433
Repairs and maintenance	1,421	1,650
Salaries	61,990	61,003
Sales promotion	4,898	4,628
Taxes and licenses	4,581	2,309
Telephone	5,584	6,425
Travel and entertainment	-0-	183
Utilities	3,770	3,986
	$ 350,697	$ 326,752

See independent auditors' report on
supplementary information.

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2005 and 2004

SCHEDULE II
COMPUTATION OF NET CAPITAL

	2005	2004
Total ownership equity from balance sheet	$ 156,704	$ 171,941
Less: total non-allowable assets from balance sheet	132,516	149,946
Net capital	$ 24,188	$ 21,995
Reconciliation with Company's computation:		
Net capital per FOCUS Report:		
Part IIA	$ 23,768	$ 18,260
Income tax	5,199	4,985
Other items, net	(4,779)	(1,250)
	$ 24,188	$ 21,995

SCHEDULE III
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2005	2004
Minimum net capital required (6-2/3% of total aggregate indebtedness of $12,255 and $13,719, respectively)	$ 817	$ 915
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Net capital	$ 24,188	$ 21,995
Net capital requirements (greater of amounts above)	5,000	5,000
Excess net capital	$ 19,188	$ 16,995

See independent auditors' report on supplementary information.


DGMS

Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

CERTIFIED PUBLIC ACCOUNTANTS
John J. Dritsas (1937 - 2002)
Russel J. Dritsas
Kendall J. Groom
Michael K. McCormick
Robert S. Swanton ACCOUNTANCY CORPORATION
R.M. "Tripp" Pound III
John A. Renna
James E. Enns
Suzanne L. Newby
Denise P. Waite
Keith B. Mizner
Sonya A. Safadi
Craig N. Vitale
Leslie R. Pountney
Jeffrey B. Bergman
Clint J. Palmer
Kimberly L. Wheeler
Curtis D. Reeves

To the Board of Directors
Walt Becker & Associates, Inc.
Fresno, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Walt Becker & Associates, Inc, for the year ended June 30, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal accounting control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objective.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

August 4, 2005